UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)   *

Town Sports International Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89214A102
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 24, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 32 Pages
Exhibit Index Found on Page 26

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,396,011
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,396,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,396,011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,574,334
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,574,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,021,256
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,021,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,256
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, isa beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 65,981
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 65,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS David T. Kim
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 32 Pages

13D
CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 4,060,082 Shares, which is 16.7% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,060,082
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,060,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 32 Pages

    This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on June 19, 2006 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2. Identity and Background

    Item 2 is amended and restated in its entirety as follows:

    (a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it; and

(v)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

    FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partner
(vi)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Shares held by each of the Farallon Funds.

The Farallon Managing Members

(vii)
The following persons, each of whom is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon  Funds:  Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), David T. Kim (“Kim”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

    Fisch, Fried, Hirsch, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

Page 19 of 32 Pages

    (b)           The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

    (c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

    (d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)           The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States. Spokes is a citizen of the United Kingdom.

    The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4. Purpose of Transaction

    Item 4 is amended and restated in its entirety as follows:

    The purpose of the acquisition of the Shares is for investment.

    On March 24, 2015, Farallon Capital Management, L.L.C., an affiliate of the Farallon General Partner (“FCM”), entered into a letter agreement with the Company (the “Letter Agreement”).    Pursuant to the Letter Agreement, at the Company’s invitation FCM nominated and the Company has appointed Martin J. Annese and Jason M. Fish (together, the “Farallon Nominees”) to the Company’s board of directors (the “Board”), with immediate effect.  The Farallon Nominees now comprise two of the Board’s eight members.  The terms of the Letter Agreement are further described in Item 6 below, which description is hereby incorporated in this Item 4 by reference.

    Neither Farallon Nominee is a member or employee of, or otherwise affiliated with, the Farallon General Partner or FCM.  Mr. Fish is a former managing member of the Farallon General Partner and FCM and is currently a special limited partner of FCP.  As such, Mr. Fish may be entitled to a portion of the profits realized from the performance of the Shares owned by the Farallon Funds.

    Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the

Page 20 of 32 Pages

Reporting Persons’ investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations, including the progress and outcome of the strategic review currently being undertaken by the Company.   None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

    Also, consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board regarding the Company. Such communications may concern, without limitation, the Company’s operations, capital structure and/or any current or future initiatives or corporate transactions that may be proposed or adopted by the Company's management or the Board, including pursuant to the strategic review currently being undertaken by the Company.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

    Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

    Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 24,358,013 Shares outstanding as of February 19, 2015, as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed by the Company with the Securities and Exchange Commission on February 27, 2015.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner
Page 21 of 32 Pages

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

    The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds.  The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    Item 6 is supplemented to report the following (and such disclosure is hereby incorporated by reference in Item 4 above):

    The Company and FCM entered into the Letter Agreement on March 24, 2015.  The Letter Agreement provides, among other things, for: (i) the Company’s appointment of Messrs. Annese and Fish to the Board as the Farallon Nominees, with immediate effect; (ii) the appointment of one Farallon Nominee to each of the Board’s Audit Committee, Compensation Committee, Executive Committee and Nominating and Corporate Governance Committee, with

Page 22 of 32 Pages

immediate effect; (iii) the Company to include the Farallon Nominees in its slate of directors at the Company’s 2015 annual meeting of shareholders (the “2015 Annual Meeting”) and to recommend and solicit proxies for their election; and (iv) the Farallon Funds to vote their Shares in favor of the Company’s slate of directors at the 2015 Annual Meeting.

    In addition, the Letter Agreement provides that if any of the Farallon Nominees or his replacement is unable or unwilling to serve for any reason as a nominee at the 2015 Annual Meeting or a director at any time prior to 30 days prior to the 2016 annual meeting of shareholders of the Company, FCM will be entitled to nominate a replacement who is qualified and is independent under the applicable NASDAQ rules, applicable rules and regulations of the Securities and Exchange Commission and is reasonably acceptable to, and approved by the Board.

    The foregoing description of the Letter Agreement is qualified in its entirety by the full terms and conditions thereof.  The Letter Agreement is attached hereto as Exhibit 9, which exhibit is hereby incorporated herein by reference.

    As noted in Item 4, Mr. Fish is a former managing member of the Farallon General Partner and FCM and is currently a special limited partner of FCP.  As such, Mr. Fish may be entitled to a portion of the profits realized from the performance of the Shares owned by the Farallon Funds.

    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

    There is filed herewith as Exhibit 9 a copy of the Letter Agreement.

Page 23 of 32 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 25, 2015

/s/ John R. Warren
FARALLON PARTNERS, L.L.C.,
On its own behalf,
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
By John R. Warren, Managing Member

/s/ John R. Warren
John R. Warren, individually and as attorney-in-fact for each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes and Mark C. Wehrly

    The Power of Attorney executed by each of Fisch, Fried, Hirsch, Kim, Landry, Linn, Patel, Roberts, Spokes and Wehrly authorizing Warren to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., is hereby incorporated by reference.

Page 24 of 32 Pages

ANNEX 1

Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships and trustee to related trusts
(d)	Delaware limited liability company
(e)
Managing Members:  Andrew J. M. Spokes, Senior Managing Member; Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Farallon General Partner

(a)
Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Gregory S. Swart, John R. Warren and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner.  The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of the Farallon General Partner.

(d)
Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J.M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the managing members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

 Page 25 of 32 Pages

EXHIBIT INDEX

EXHIBIT 9	Letter Agreement

Page 26 of 32 Pages

EXHIBIT 9
to
SCHEDULE 13D
LETTER AGREEMENT

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.
5 Pen Plaza (4th Floor)
New York, NY 10001

March 24, 2015

Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, CA 94111

Dear Andrew;

    As we have discussed, Town Sports International Holdings, Inc. (the “Company”) is currently evaluating strategic alternatives for the future of the Company, which may include a possible sale of the Company (such evaluation, the “Strategic Review”).  In connection with the Strategic Review, the Company is restructuring its board of directors (the “Board”) to more closely reflect its current stockholder base, and Farallon Capital Management, L.L.C. (“Farallon”) has agreed, at the Company’s invitation, to assist the Company by identifying and nominating qualified individuals to serve on the Board, and the Company has agreed to cause the Board to appoint such nominees, all on the following terms and conditions set forth in this letter agreement (this “Letter Agreement”):

I.	Board Nominations

       A.  Nominations and Appointments. Concurrently with the execution of this Letter Agreement, each of John H. Flood III and Kevin McCall (the “Resigning Directors”) shall resign from the Board, effective immediately, and immediately upon such resignations the Board shall appoint Farallon’s nominees Jason M. Fish (“Mr. Fish”) and Martin J. Annese (“Mr. Annese”) (the “Nominees”) to fill the resulting vacancies as independent directors, with each Nominee having the same term as that of the Resigning Directors (it being acknowledged that such terms expire as of the date of the Company’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”)).

       B.  2015 Company Slate.

       1. Farallon shall also have the right to include, and the Company will include, each of the Nominees (or, if applicable, his Replacement (as defined below)) in the Company’s slate of director nominees recommended by the Board in the Company’s proxy statement and on its proxy card for election at the 2015 Annual Meeting (the “2015 Company Slate”).  The Board will publicly recommend and solicit proxies for the election of the Nominees (or their Replacements, as the case may be) at the 2015 Annual Meeting in a manner no less rigorous and favorable, and devoting no less resources, as it does for all the other members of the 2015 Company Slate, which manner will be no less rigorous and favorable and which resources shall be no less than in connection with past years’ annual meetings of stockholders.

       2. Farallon agrees to cause all shares of Common Stock beneficially owned by Farallon and the funds and accounts managed by Farallon as of the record date for the 2015

Page 27 of 32 Pages

Annual Meeting to be present for quorum purposes and to be voted in favor of the 2015 Company Slate at the 2015 Annual Meeting.

       C.  Replacement Nominees or Directors.

       1. In the event that a Nominee (or his Replacement, as applicable) (i) resigns from the Board prior to the Termination Date (as defined below), or (ii) is unable or unwilling for any reason to be included as a nominee for election on the 2015 Company Slate, then Farallon may select and submit to the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) a qualified candidate, who qualifies as “independent” under the applicable rules of the NASDAQ Stock Market, the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange  Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”) and is reasonably acceptable to the Nominating  Committee as a replacement nominee or director, who shall serve as director or as the nominee for election on the 2015 Company Slate, as applicable, in lieu of such Nominee (or his Replacement) who is unable or unwilling to so serve (any such candidate so selected and submitted by Farallon, a “Replacement”).

       2. Within 15 days of receiving Farallon’s submission of the proposed Replacement, the Nominating Committee will make and inform Farallon of its determination whether or not to appoint such proposed Replacement to the Board (with such approval of the Nominating Committee not to be unreasonably withheld).  If the proposed Replacement is rejected by the Nominating Committee, then Farallon may submit additional candidates satisfying the above “independence” qualifications until a mutually acceptable Replacement is accepted by the Nominating Committee.

       3. The Board will designate the Replacement as a nominee for election as a director or appoint the Replacement as a director, as applicable, promptly after he/she has been agreed upon pursuant to the foregoing procedures but, in any event, no later than five business days after such Replacement has been agreed upon pursuant to this paragraph.  Any such person who becomes a Replacement pursuant to the foregoing shall be deemed to be a “Nominee” for all purposes under this Letter Agreement.

       D.  Resignations. Each Nominee shall be entitled to resign from the Board at any time in his or her discretion.

II.	Materials and Procedures

       Farallon and the Nominees each agree to provide to the Company all information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations with respect to the Nominees, and such other information as reasonably requested by the Company.

Page 28 of 32 Pages

III.	Committees and Other Matters Relating to Board Membership

       A. Committee Membership. Promptly following the Nominees’ appointment to the Board hereunder, the Board will appoint Mr. Fish to each of the Compensation Committee, Audit Committee, Executive Committee and Nominating Committee.  The Board will, if such Nominee so wishes, cause at least one Nominee to be appointed to any committee of the Board formed after the date of this Letter Agreement but prior to the Termination Date, and will not, prior to the Termination Date, cause any of the Nominees to be removed or disqualified from (i) the Board or (ii) any committee of the Board to which such individual was appointed pursuant to the terms of this Letter Agreement, except to the extent the rules of the NASDAQ Stock Market or applicable provisions of the Exchange Act, or the rules and regulations of the SEC promulgated thereunder, would not allow for continued service on such committee.  In the event any Nominee ceases to serve on the Board or any committee or subcommittee, then Farallon will be entitled to select the Nominee or Replacement who will take the place of the departing director, provided such Nominee or Replacement will be qualified under any rules of the NASDAQ Stock Market or applicable provisions of the Exchange Act, or the rules and regulations of the SEC promulgated thereunder governing such service.

       B. Indemnification and Other Rights. The Board will ensure that the Nominees will receive the same benefits of directors’ and officers’ insurance and any indemnity and exculpation arrangements available generally to the other Board members (including a director indemnification agreement acceptable to Farallon and the Nominees, whether or not comparable agreements are provided to other directors, to be entered into as promptly as practicable after the date hereof) and the same compensation for service as a director as the compensation received by the other Board members. The Board will ensure that the Nominees receive the same written Company- and Board-related information as that provided to the other directors in connection with any meeting of the Board, at the same time such information is provided to the other directors.

       C. Board Policies. The Nominees will comply with the same Board policies and procedures as those generally applicable to the other Board members that (i) have been adopted as of the date hereof or (ii) are adopted after the date hereof and with which the Nominees are capable of complying as of the date of their adoption (collectively, the “Policies”); provided, that, to the maximum extent permitted  by applicable law, Mr. Fish shall be entitled to provide certain information to Farallon and its affiliates and representatives as provided in the Confidentiality Agreement to be entered into among the Company, Farallon and Mr. Fish (the “Confidentiality Agreement”), the agreed form of which is attached hereto as Exhibit A, and such disclosure shall not be deemed to violate any of the Policies.

       D. Confidentiality. The Company, Farallon and Mr. Fish agree to execute and deliver the Confidentiality Agreement simultaneously with Farallon’s execution and delivery of this Letter Agreement.  Farallon agrees that the Nominees or their Replacements (other than Mr. Fish), will not disclose any Company Material (as defined in the Confidentiality Agreement) to Farallon, without prior written notice to the Company and such Nominee or Replacement entering into a confidentiality agreement with Farallon and the Company in the form attached as Exhibit A.

Page 29 of 32 Pages

IV.	Termination.

       This Letter Agreement shall automatically terminate thirty (30) days prior to the 2016 annual meeting of shareholders of the Company (the “2016 Annual Meeting”), including any adjournment or postponement thereof, such date being the “Termination Date.”

V.	Company Representations.

    The Company hereby represents and warrants that:

(i)
The Board has received from each of Messrs. Fish and Annese a completed D&O questionnaire and any related materials or information that the Company or the Board has requested from either such individual or Farallon.  The Board has concluded that Mr. Fish is “independent” for the purposes set forth above.

(ii)
The Company has provided each of Messrs. Fish and Annese and Farallon with copies of the Policies that are in effect as of the date hereof, as well as a copy of the Company’s D&O insurance policy(ies) as in effect as of the date hereof.

(iii)
This Letter Agreement has been duly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.  The execution and delivery by the Company of this Letter Agreement and the performance by the Company of its obligations hereunder (i) do not require the approval of the Company’s stockholders and (ii) do not and will not violate, conflict with or constitute a default under (A) any agreement or instrument to which the Company or its properties are subject, (B) any law, rule or regulation (including stock exchange rules) to which the Company or its properties are subject, (C) the organizational documents of the Company,  (D) any judicial or regulatory order or decree of any governmental authority or (E) any consent, approval, license, authorization or validation of, or filing, recording or registration with any governmental authority.  The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to execute and deliver this Letter Agreement and perform its obligations hereunder.

(iv)
The Board, by duly adopted resolution (a copy of which has been provided by the Company to Farallon), has adopted and made effective a resolution ordering the immediate redemption of all outstanding Rights granted pursuant to the Rights Agreement, dated as of December 31, 2014, between the Company and Computershare Inc. (the “Rights Agreement”) in accordance with Section 23 of the Rights Agreement and all such Rights have been effectively redeemed as of the date of this Letter Agreement.

Page 30 of 32 Pages

VI.	Miscellaneous

       A. This Letter Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without regards to principles of conflicts of law.  All actions and proceedings arising out of or relating to this Letter Agreement shall be heard and determined exclusively in any Delaware State or federal court sitting in the County of New Hanover, of the City of Wilmington.

       B. This Letter Agreement contains the entire agreement between the Company and Farallon concerning the subject matter hereof (except as expressed in the Confidentiality Agreement) and supersedes all prior agreements and understandings, both written and oral, between parties regarding the subject matter hereof.

       C. This Letter Agreement may be amended only by an agreement in writing executed by both the Company and Farallon.  If at any time subsequent to the date hereof, any provision of this Letter Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Letter Agreement.

       D. This Letter Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by facsimile or electronic mail transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

       E. The Company will provide Farallon an opportunity to review and comment on any press release or other public disclosure the Company plans to make with respect to the appointment of the Nominees (and, if applicable, any Replacement) to the Board or any other matter relating to this Letter Agreement, and shall consider in good faith such comments as Farallon reasonably may provide to the Company and, to the extent permitted by applicable law or regulation, shall not use Farallon’s name in such press release or other public disclosure the Company plans to make with respect to the appointment of the Nominees (and, if applicable, any Replacement) to the Board or any other matter relating to this Letter Agreement without Farallon’s consent (such consent not to be unreasonably withheld, conditioned or delayed).

Page 31 of 32 Pages

    On behalf of the Company, I thank you for your consideration of our proposal and look forward to working with you.

Very truly yours,

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

By: /s/ David M. Kastin
Name: David M. Kastin
Title:   Senior Vice President – General Counsel

Agreed to and accepted as of the date hereof:

FARALLON CAPITAL MANAGEMENT, LLC

By: /s/ John R. Warren
      Name: John R. Warren
      Title: Managing Member

/s/ Jason M. Fish
Jason M. Fish

/s/ Martin J. Annese
Martin J. Annese

Page 32 of 32 Pages